FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 23 March 2011

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 23 March 2011
                                        Unilever sells Sanex and acquires laundry brands

Exhibit 99

UNILEVER SELLS SANEX AND ACQUIRES THE LAUNDRY BRANDS OF COLGATE-PALMOLIVE IN COLOMBIA

London & Rotterdam - March 23rd, 2011. Unilever announced today that it has entered a binding agreement to sell the global Sanex business to Colgate-Palmolive for €672m. The transaction is subject to regulatory approval.

The deal is in response to the European Commission's requirement that Unilever divest the Sanex brand in the European Economic Area (EEA). Sanex had net sales of €187 million in 2010, primarily in Western Europe.

Unilever also announced today that it has entered into a binding agreement to acquire Colgate-Palmolive's laundry detergent brands in Colombia for US$215m. This transaction is subject to regulatory approval and the completion of the Sanex disposal to Colgate-Palmolive.

Michael Polk, Unilever's President Categories, said: "We are pleased to be divesting Sanex in what we consider to be a very attractive deal for Unilever. At the same time, we are delighted to be adding the Fab, Lavomatic and Vel brands to our portfolio in Colombia. This acquisition will significantly enhance our position in one of the larger detergents markets in Latin America, bringing critical mass to our Colombian business, enhancing our laundry portfolio in the region and further increasing our presence in the fast-growing emerging markets."

"Our focus is on bolt-on acquisitions that can strengthen our existing portfolio and geographic presence, and help Unilever move closer to achieving our overall ambition of doubling the size of the business. The brands acquired from Sara Lee fill gaps in our current personal care portfolio in Western Europe, the business acquired from Colgate-Palmolive in Colombia will enable us to strengthen our competitive position  in laundry in an important region," added Polk.

Both transactions include the trademarks, intellectual property and formulations but do not include any manufacturing facilities.

Ends

About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 180. Consumers buy 170bn Unilever packs around the world every year, and our products are used over two billion times a day.

Our portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands, and global leadership in most categories in which we operate.  The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Vaseline, Persil, Cif, Marmite and Pot Noodle.

We have around 167,000 employees in over 100 countries, and generated annual sales of €44.3 billion in 2010.  For more information about Unilever and its brands, please visit www.unilever.com

Unilever is Food Industry Leader in the Dow Jones Sustainability World Indexes for the 12th year running. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. We are also ranked 7th in the Global 100 Most Sustainable Corporations in the World, a list compiled by Corporate Knights Magazine.  We achieved Platinum Plus standard in the UK's Business in the Community Corporate Responsibility Index 2009, and were named Company of the Year in 2010.

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.